

IAMGOLD CORPORATION

**TSX: IMG NYSE: IAG**

NEWS RELEASE

# IAMGOLD PROVIDES UPDATE ON ADVANCED EXPLORATION PROJECT DIAMOND DRILLING RESULTS – BOTO PROJECT, SENEGAL

**TORONTO, July 20, 2015 – IAMGOLD Corporation** ("IAMGOLD" or the "Company") today announced additional drilling results from its 100% owned Boto Gold Project in eastern Senegal, West Africa. The Company is reporting assay results from the final 26 infill diamond drill holes totaling 7,782 metres out of the 12,416 metres completed during the 2015 delineation drilling program.

The assay results are provided in Table 1 below, and include the following highlights:

**Malikoundi prospect:**

- **Drillhole DBDD-2253:** **25 metres grading 4.26 g/t gold**
  Including: 8 metres grading 8.80 g/t gold
- **Drillhole DBDD-2255:** **25 metres grading 3.07 g/t gold**
- **Drillhole DBDD-2259:** **32 metres grading 2.81 g/t gold**
  Including: 3 metres grading 9.61 g/t gold
  ***65* metres grading 1.57 g/t gold**
- **Drillhole DBDD-2269:** **18 metres grading 4.96 g/t gold**
  Including: 4 metres grading 17.15 g/t gold
- **Drillhole DBDD-2280:** **36 metres grading 3.59 g/t gold**
  Including: 7 metres grading 9.46 g/t gold

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "With these final assay results in hand, we are now working on updating the resource model for use in ongoing technical studies. The drilling results have confirmed continuity of mineralization often exhibiting high grades over wide intervals within the core of the Malikoundi deposit and importantly indicate that the deposit appears to remain open at depth."

**BOTO PROJECT, SENEGAL**

The Boto project comprises 236 square kilometres of exploration licenses located in eastern Senegal along the Senegal-Mali border. The geological setting of the project area is similar to the prolific Sadiola and Loulo gold districts in adjacent Mali, being underlain by highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks along a seven kilometre strike length of the Senegal-Mali Shear Zone.

The project hosts an indicated resource of 22.8 million tonnes averaging 1.7 grams of gold per tonne for 1.23 million ounces and an inferred resource of 10.96 million tonnes averaging 1.8 grams of gold per tonne for 635,000 ounces (see news release dated February 18, 2015). A significant percentage of the total resources are derived from the newly discovered Malikoundi deposit which is the largest deposit discovered to date on the property.

**Next Steps**
The Company has completed its planned 50x50 metre infill delineation drilling campaign initiated in 2014 with the completion of the 12,416 metres of diamond drilling in 2015 and the final assay results are being incorporated into a revised resource model which will allow completion of an updated resource estimate anticipated in the third quarter. In addition, metallurgical composite samples were prepared from selected core samples and have been forwarded to Canada for further metallurgical test work in the third quarter 2015.

**Technical Information and Quality Control Notes**
The Boto drilling results in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals are generally 1 metre in length. Samples are prepared at the Veritas Preparation Laboratory in Kedougou, Senegal and analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish at the Veritas Analytical Laboratory in Abidjan, Ivory Coast.

**Qualified Persons**
The information in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

**<u>Notes to Investors Regarding the Use of Resources</u>**

**Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources**
*This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.*

*This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.*

**Cautionary Note to U.S. Investors**
*The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.*

*The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.*

*A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.*

*A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material, including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological*

*evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.*

**Forward Looking Statement**

*This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.*

**About IAMGOLD**

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

**For further information please contact:**

**Bob Tait,** VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

**Laura Young**, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

**Table 1: Boto Project Drilling Results – Malikoundi Deposit**

| Hole# | UTM (WGS84Zone29N) | | | AZ | DIP | EOH | From | To | Length | Grade |
|---|---|---|---|---|---|---|---|---|---|---|
| (DBDD-) | Easting | Northing | Elevation | (degrees) | (degrees) | (m) | (m) | (m) | (m) | (g/t Au) |
| 2247 | 241766 | 1379660 | 165 | 109 | -60 | 185 | 86 | 88 | 2 | 2.87 |
| | | | | | | | 155 | 158 | 3 | 1.26 |
| 2248 | 241829 | 1379829 | 164 | 111 | -60 | 135 | 62 | 66 | 4 | 3.93 |
| 2252 | 242040 | 1379343 | 165 | 113 | -60 | 115 | 40 | 44 | 4 | 1.07 |
| 2253 | 241633 | 1379477 | 165 | 113 | -60 | 480 | 352 | 355 | 3 | 5.24 |
| | | | | | | | **375** | **400** | **25** | **4.26** |
| *including* | | | | | | | *386* | *394* | *8* | *8.80* |
| | | | | | | | 433 | 445 | 12 | 2.53 |
| 2254 | 241679 | 1379456 | 165 | 113 | -60 | 430 | 306 | 308 | 2 | 1.22 |
| | | | | | | | 332 | 337 | 5 | 3.56 |
| | | | | | | | 341 | 344 | 3 | 1.77 |
| | | | | | | | 391 | 400 | 9 | 2.31 |
| 2255 | 241730 | 1379434 | 166 | 116 | -60 | 390 | 223 | 239 | 16 | 1.06 |
| | | | | | | | 248 | 253 | 5 | 2.02 |
| | | | | | | | **261** | **286** | **25** | **3.07** |
| 2256 | 242042 | 1379290 | 165 | 115 | -60 | 100 | No Significant Intersection | | | |
| 2257 | 241631 | 1379424 | 165 | 113 | -60 | 500 | 338 | 344 | 6 | 1.52 |
| | | | | | | | 356 | 364 | 8 | 1.76 |
| | | | | | | | 376 | 385 | 9 | 2.29 |
| | | | | | | | 412 | 447 | 35 | 0.65 |
| | | | | | | | **457** | **487** | **30** | **2.19** |
| 2258 | 241587 | 1379387 | 166 | 115 | -60 | 500 | 419 | 422 | 3 | 1.00 |
| | | | | | | | **451** | **480** | **29** | **1.83** |
| 2259 | 241633 | 1379366 | 166 | 115 | -60 | 480 | 340 | 349 | 9 | 1.29 |
| | | | | | | | **377** | **409** | **32** | **2.81** |
| *including* | | | | | | | *380* | *383* | *3* | *9.61* |
| | | | | | | | **415** | **480** | **65** | **1.57** |
| 2263 | 241630 | 1379258 | 166 | 114 | -60 | 465 | 358 | 372 | 14 | 0.50 |
| | | | | | | | 381 | 416 | 35 | 0.94 |
| | | | | | | | 422 | 443 | 21 | 0.88 |
| 2264 | 241635 | 1379311 | 166 | 117 | -60 | 490 | 354 | 367 | 13 | 0.74 |
| | | | | | | | 390 | 393 | 3 | 1.20 |
| | | | | | | | **401** | **434** | **33** | **2.02** |
| | | | | | | | 445 | 455 | 10 | 1.37 |
| | | | | | | | 465 | 475 | 10 | 1.05 |
| 2265 | 242095 | 1379097 | 162 | 114 | -60 | 100 | 14 | 18 | 4 | 1.05 |
| 2268 | 242091 | 1379044 | 163 | 116 | -60 | 145 | 10 | 15 | 5 | 1.50 |
| | | | | | | | 38 | 40 | 2 | 1.22 |
| | | | | | | | 74 | 77 | 3 | 3.84 |

| Hole# | UTM (WGS84Zone29N) | | | AZ | DIP | EOH | From | To | Length | Grade |
|---|---|---|---|---|---|---|---|---|---|---|
| (DBDD-) | Easting | Northing | Elevation | (degrees) | (degrees) | (m) | (m) | (m) | (m) | (g/t Au) |
| **2269** | 241642 | 1379199 | 166 | 114 | -60 | 480 | **341** | **359** | **18** | **4.96** |
| *including* | | | | | | | *352* | *356* | *4* | *17.15* |
| | | | | | | | 363 | 369 | 6 | 2.02 |
| | | | | | | | 391 | 412 | 21 | 1.13 |
| | | | | | | | 418 | 429 | 11 | 0.61 |
| | | | | | | | 461 | 464 | 3 | 1.18 |
| 2271 | 242096 | 1378987 | 160 | 114 | -60 | 155 | No Significant Intersection | | | |
| 2272 | 241665 | 1379132 | 166 | 115 | -60 | 440 | 316 | 330 | 14 | 0.61 |
| 2273 | 241710 | 1379111 | 166 | 114 | -60 | 400 | 287 | 302 | 15 | 1.52 |
| 2274 | 242071 | 1378942 | 162 | 114 | -60 | 200 | 19 | 21 | 2 | 2.83 |
| | | | | | | | 48 | 70 | 22 | 0.81 |
| | | | | | | | 100 | 119 | 19 | 1.31 |
| 2275 | 242119 | 1378920 | 161 | 115 | -60 | 150 | No Significant Intersection | | | |
| 2276 | 241737 | 1379048 | 166 | 101 | -60 | 122 | Abandoned Before Target | | | |
| 2276B | 241737 | 1379047 | 166 | 115 | -60 | 320 | 269 | 275 | 6 | 1.01 |
| 2277 | 242052 | 1378895 | 162 | 112 | -60 | 250 | 33 | 37 | 4 | 1.04 |
| | | | | | | | 43 | 47 | 4 | 1.05 |
| | | | | | | | 152 | 154 | 2 | 2.12 |
| 2278 | 242102 | 1378866 | 161 | 111 | -60 | 220 | 11 | 23 | 12 | 0.77 |
| | | | | | | | **84** | **99** | **15** | **4.45** |
| *including* | | | | | | | *85* | *87* | *2* | *11.47* |
| 2279 | 242144 | 1378857 | 160 | 115 | -60 | 185 | 20 | 25 | 5 | 3.72 |
| | | | | | | | 38 | 56 | 18 | 2.57 |
| *including* | | | | | | | *43* | *35* | *2* | *12.28* |
| **2280** | 242030 | 1378851 | 160 | 114 | -60 | 210 | **9** | **45** | **36** | **3.59** |
| *including* | | | | | | | *36* | *43* | *7* | *9.46* |
| | | | | | | | 149 | 160 | 11 | 0.53 |
| | | | | | | | 208 | 210 | 2 | 1.54 |
| 2281 | 242014 | 1378804 | 159 | 114 | -60 | 135 | 12 | 32 | 20 | 0.95 |
| | | | | | | | 108 | 121 | 13 | 0.79 |



Boto Project : Malikoundi Deposit
Driilhole Location Plan

Resource pit shell

N

0.2
Kilometers

> 50 g/t X meters
>100 g/t X meters

Legend

Drill hole
cumulative g/t Au X meters

0 - 5
5 - 25
25 - 50
50 - 100
100 - 250
250 - 1000